                                                Issuer Free Writing Prospectus
                                                    Filed Pursuant to Rule 433
                      Registration Statement Nos. 333-132370 and 333-132370-01
                                                        Relating to Prospectus
                                             Filed Pursuant to Rule 424 (b) (2)



OFFERING SUMMARY
(RELATED TO THE PROSPECTUS SUPPLEMENT,
SUBJECT TO COMPLETION, DATED MARCH 22, 2006)

CITIGROUP FUNDING INC.
PAYMENTS DUE FROM CITIGROUP FUNDING INC.
FULLY AND UNCONDITIONALLY GUARANTEED BY
CITIGROUP INC.

PRINCIPAL-PROTECTED EQUITY
LINKED NOTES BASED UPON THE
NASDAQ-100 INDEX(R)

DUE:    , 2009

CITIGROUP FUNDING INC., THE ISSUER, AND CITIGROUP INC., THE GUARANTOR, HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT (FILE NO. 333-132370) AND THE OTHER DOCUMENTS CITIGROUP FUNDING AND CITIGROUP HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CITIGROUP FUNDING, CITIGROUP AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, YOU CAN REQUEST THE PROSPECTUS BY CALLING TOLL-FREE 1-877-858-5407.

 Investment Products    Not FDIC Insured    May Lose Value    No Bank Guarantee


MARCH 22, 2006

                                                                (CITIGROUP LOGO)

                    PRINCIPAL-PROTECTED EQUITY LINKED NOTES
  BASED UPON THE NASDAQ-100 INDEX(R) DUE                               , 2009

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering.

               HOW THE NOTES BASED UPON THE NASDAQ-100 INDEX WORK

     Principal-protected equity linked notes are hybrid investments that combine characteristics of equity and fixed income instruments. Similar to a fixed income investment, an investor's initial investment is 100% principal protected at maturity. Instead of paying a periodic fixed or floating rate of interest, the return on these notes is paid at maturity and is based upon the appreciation, if any, of an equity index. This type of investment allows investors to participate in a portion of the growth potential of the equity markets without risking their initial investment.

     The Principal-Protected Equity Linked Notes Based Upon the Nasdaq-100 Index(R) are equity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 3.5 years. At maturity, you will receive an amount in cash equal to the sum of $10 (your initial investment) plus an Index Return Amount, which may be positive or zero depending on the appreciation, if any, of the Underlying Index. If the Ending Value exceeds the Starting Value, the Index Return Amount will equal the product of (1) $10 and (2) the Index Return. The Index Return will be capped at approximately 26% to 30% (to be determined on the Pricing Date). In no circumstances will the payment you receive at maturity be more than between approximately $12.60 and $13.00 (to be determined on the Pricing Date). If the Ending Value is less than or equal to the Starting Value, the Index Return Amount will be zero. Because the notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the notes, even though the amount payable to you at maturity is dependent on the value of the Underlying Index on the Valuation Date. Capitalized terms used in this summary are defined in "Preliminary Terms" on the following page.

     The notes do not offer current income, which means that you will not receive any periodic interest or other payments on the notes prior to maturity. In addition, you will not receive any dividend payments or other distributions, if any, on the stocks comprising the Underlying Index. The notes may be an attractive investment for an investor seeking growth potential on a principal protected basis and willing to forego current income. This type of investor may include, but is not limited to:

     - Fixed-income investors currently invested in zero coupon bonds who are seeking an opportunity to earn potentially higher equity-linked returns.

     - Conservative equity investors who wish to participate in a portion of the upside potential of a broad-based equity market index, while limiting their exposure to the downside.

     The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding's parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

                               PRELIMINARY TERMS

     ISSUER:                         Citigroup Funding Inc.
    ................................................................................................................................
     GUARANTEE:                      Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding's parent
                                     company.
    ................................................................................................................................
     RATING OF THE ISSUER'S
     OBLIGATIONS:                    Aa1/AA- (Moody's/S&P) based upon the Citigroup guarantee
    ................................................................................................................................
     PRINCIPAL PROTECTION:           100% on the Maturity Date
    ................................................................................................................................
     SECURITY:                       Principal-Protected Equity Linked Notes Based Upon the
                                     Nasdaq-100 Index(R)
    ................................................................................................................................
     PRICING DATE:                               , 2006
    ................................................................................................................................
     ISSUE DATE:                     Three business days after the Pricing Date
    ................................................................................................................................
     VALUATION DATE:                 Approximately 3.5 years after the Pricing Date
    ................................................................................................................................
     MATURITY DATE:                  Approximately 3.5 years after the Issue Date
    ................................................................................................................................
     UNDERLYING INDEX:               Nasdaq-100 Index(R)
    ................................................................................................................................
     ISSUE PRICE:                    $10.00 per note
    ................................................................................................................................
     COUPON:                         None
    ................................................................................................................................
     PAYMENT AT MATURITY:            For each $10.00 note, $10.00 plus an Index Return Amount,
                                     which may be positive or zero
    ................................................................................................................................
     INDEX RETURN AMOUNT:            $10.00 X Index Return, provided that the Index Return Amount will not be less than zero
    ................................................................................................................................
     INDEX RETURN:                   Will equal the following fraction, expressed as a
                                     percentage:
                                          Ending Value - Starting Value
                                           Starting Value
                                     provided that the Index Return cannot be greater than a
                                     maximum level which is expected to be between approximately
                                     26% and 30% (to be determined on the Pricing Date)
    ................................................................................................................................
     STARTING VALUE:                 The closing value of the Underlying Index on the Pricing
                                     Date
    ................................................................................................................................
     ENDING VALUE:                   The closing value of the Underlying Index on the Valuation
                                     Date
    ................................................................................................................................
     LISTING:                        Application has been made to list the notes on the Nasdaq
                                     Stock Market under the symbol "PLJC"
    ................................................................................................................................
     UNDERWRITING DISCOUNT:          2.25%
    ................................................................................................................................
     CALCULATION AGENT:              Citigroup Global Markets Inc.
    ................................................................................................................................
     FEES AND CONFLICTS:             Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the notes. Further,
                                     Citigroup Funding expects to hedge its obligations under the notes through the trading of the stocks comprising the
                                     Underlying Index or other instruments, such as options,
                                     swaps or futures, based upon the Underlying Index or the
                                     stocks compromising the Underlying Index by one or more of its affiliates. Each of Citigroup Funding's or its
                                     affiliates' hedging activities and Citigroup Global Markets'
                                     role as the Calculation Agent for the notes may result in a conflict of interest.
    ................................................................................................................................

                             BENEFITS OF THE NOTES

- GROWTH POTENTIAL. The Index Return Amount payable at maturity is based on the closing value of the Underlying Index on the Valuation Date, enabling you to participate in the potential increase in the value of the Underlying Index during the term of the notes (subject to a maximum return of approximately 26% to 30% (to be determined on the Pricing Date)) without directly investing in the Underlying Index or having to acquire each of the component stocks of the Underlying Index.

- CAPITAL PRESERVATION. At maturity, we will pay you at least the principal amount of the notes regardless of the performance of the Underlying Index.

- DIVERSIFICATION. The notes are linked to the Nasdaq-100 Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

                         KEY RISK FACTORS FOR THE NOTES

An investment in the notes involves significant risks. While some of the risk considerations are summarized below, please review the "Risk Factors Relating to the Notes" section of the preliminary prospectus supplement related to this offering for a full description of risks.

- APPRECIATION MAY BE LIMITED. While the notes provide you with an opportunity to participate in the potential appreciation of the Underlying Index, the maximum return on the notes will be capped. If the Ending Value of the Underlying Index exceeds the Starting Value by an amount greater than the maximum return on the notes, the return on the notes will be less than the return on an investment in the stocks comprising the Underlying Index or a similar security that was directly linked to the Underlying Index but was not subject to an appreciation cap. (See the examples under "Hypothetical Maturity Payments" below).

- POSSIBILITY OF NO APPRECIATION. If the Ending Value is equal to or less than the Starting Value, the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the Nasdaq-100 Index is greater than the Starting Value at one or more times during the term of the notes or if the closing value of the Nasdaq-100 Index at maturity exceeds the Starting Value, but the closing value of the Nasdaq-100 Index on the Valuation Date is equal to or less than the Starting Value.

- NO PERIODIC PAYMENTS. You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the Underlying Index.

- POTENTIAL FOR A LOWER COMPARABLE YIELD. The notes do not pay any periodic interest. As a result, even if the Ending Value is greater than the Starting Value, the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

- SECONDARY MARKET. Citigroup Funding will apply to list the notes on the Nasdaq Stock Market, but the secondary market may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets intends to make a market in the notes, it is not obligated to do so.

- RESALE VALUE OF THE NOTES. Due to, among other things, changes in the price of and dividend yields on the stocks comprising the Underlying Index, interest rates, the earnings performance of the issuers of the stocks comprising the Underlying Index, other economic conditions and Citigroup Funding and Citigroup's perceived creditworthiness, the notes may trade at prices below their initial issue price of $10 per note. You could receive substantially less than the amount of your initial investment if you sell your notes prior to maturity.

- CITIGROUP CREDIT RISK. The notes are subject to the credit risk of Citigroup, Citigroup Funding's parent company and the guarantor of the payments due on the notes.

                            THE NASDAQ-100 INDEX(R)

    GENERAL. The Nasdaq-100 Index is published by The Nasdaq Stock Market, Inc., which we refer to as Nasdaq. The Nasdaq-100 index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups.

    The Nasdaq-100 Index share weights of the component securities, or underlying stocks, of the Nasdaq-100 Index at any time are based upon the total shares outstanding in each of the 100 securities in the Nasdaq-100 Index and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the underlying stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each underlying stock's influence on the value of the Nasdaq-100 Index is directly proportional to the value of its Nasdaq-100 Index share weight. At any moment in time, the value of the Nasdaq-100 Index equals the aggregate value of the then current Nasdaq-100 Index share weights of each of the component 100 underlying stocks multiplied by each such security's respective last sale price on The Nasdaq Stock Market, and divided by a scaling factor (the "divisor") which becomes the basis for the reported Nasdaq-100 Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index reporting purposes.

    The following graph illustrates the historical performance of the Nasdaq-100 Index based on the closing value thereof at the end of each month from April 1985 through February 2006. Past movements of the index are not necessarily indicative of future index values.

                                    (GRAPH)

    The closing value of the Nasdaq-100 Index on March 22, 2006 was 1676.32. Monthly historical values for the Nasdaq-100 Index and additional information on the Nasdaq-100 Index, including its makeup, method of calculation and changes in its components, are included in the preliminary prospectus supplement related to this offering under "Description of the Nasdaq-100 Index(R)."

    LICENSE AGREEMENT. The Nasdaq Stock Market, Inc. ("Nasdaq") and Citigroup Global Markets Inc., Citigroup Funding's affiliate, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., in exchange for a fee, of the right to use indices owned and published by The Nasdaq Stock Market, Inc. in connection with certain securities, including the notes.

    The license agreement between The Nasdaq Stock Market, Inc. and Citigroup Global Markets Inc. provides that the following language must be stated in this offering summary.

    The notes are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (The Nasdaq Stock Market, Inc., with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Citigroup Global Markets Inc. and its affiliates (the "Licensee") is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to the Licensee or the Notes. Nasdaq has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

    THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATIONS OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

    All disclosures contained in this offering summary regarding the Nasdaq-100 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by The Nasdaq Stock Market, Inc. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

                     HYPOTHETICAL MATURITY PAYMENT EXAMPLES

     The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values on the amount payable on the notes at maturity. All of the hypothetical examples are based on the following assumptions:

     - Issue Price:  $10.00

     - Starting Value:  1650

     - Maximum Index Return:  28%

     - Term of the Notes:  3.5 years

     As shown by the examples below, if the Index Return is 0.00% or less, you will receive an amount at maturity equal to $10.00 per note, the amount of your initial investment in the notes. If the Index Return is greater than 0.00%, you will receive an amount at maturity that is greater than your initial investment in the notes.


                 PERCENTAGE CHANGE
                       FROM
                 STARTING VALUE TO                      INDEX RETURN      MATURITY      TOTAL RETURN     ANNUALIZED RETURN
ENDING VALUE       ENDING VALUE        INDEX RETURN      AMOUNT(1)       PAYMENT(2)     ON THE NOTES      ON THE NOTES(3)
       0             -100.00%            -100.00%          $0.00           $10.00           0.00%              0.00%
     825              -50.00%             -50.00%          $0.00           $10.00           0.00%              0.00%
    1073              -35.00%             -35.00%          $0.00           $10.00           0.00%              0.00%
    1155              -30.00%             -30.00%          $0.00           $10.00           0.00%              0.00%
    1238              -25.00%             -25.00%          $0.00           $10.00           0.00%              0.00%
    1320              -20.00%             -20.00%          $0.00           $10.00           0.00%              0.00%
    1403              -15.00%             -15.00%          $0.00           $10.00           0.00%              0.00%
    1485              -10.00%             -10.00%          $0.00           $10.00           0.00%              0.00%
    1568               -5.00%              -5.00%          $0.00           $10.00           0.00%              0.00%
    1650                0.00%               0.00%          $0.00           $10.00           0.00%              0.00%
    1691                2.50%               2.50%          $0.25           $10.25           2.50%              0.71%
    1733                5.00%               5.00%          $0.50           $10.50           5.00%              1.40%
    1774                7.50%               7.50%          $0.75           $10.75           7.50%              2.09%
    1815               10.00%              10.00%          $1.00           $11.00          10.00%              2.76%
    1856               12.50%              12.50%          $1.25           $11.25          12.50%              3.42%
    1898               15.00%              15.00%          $1.50           $11.50          15.00%              4.07%
    1939               17.50%              17.50%          $1.75           $11.75          17.50%              4.72%
    1980               20.00%              20.00%          $2.00           $12.00          20.00%              5.35%
    2021               22.50%              22.50%          $2.25           $12.25          22.50%              5.97%
    2063               25.00%              25.00%          $2.50           $12.50          25.00%              6.58%
    2112               28.00%              28.00%          $2.80           $12.80          28.00%              7.31%
    2145               30.00%              28.00%          $2.80           $12.80          28.00%              7.31%
    2310               40.00%              28.00%          $2.80           $12.80          28.00%              7.31%
    2475               50.00%              28.00%          $2.80           $12.80          28.00%              7.31%

---------------

(1) Index Return Amount = $10.00 X Index Return, provided that the Index Return Amount will not be less than zero

(2) Maturity Payment = $10.00 + Index Return Amount

(3) Compounded Annually

    The examples above are for purposes of illustration only. The actual Index Return Amount will depend on the actual Starting Value, Ending Value and maximum Index Return.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes certain federal income tax considerations for initial U.S. investors that hold the notes as capital assets. Investors should refer to the preliminary prospectus supplement related to this offering for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

     Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount ("OID") for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the notes. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder's gross income (as ordinary income) over the term of the notes, and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the notes. If the amount the notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder's economic income from holding the notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the notes as ordinary income (rather than capital gain).

     In the case of a holder of the notes that is not a U.S. person all payments made with respect to the notes and any gain realized upon the sale or other disposition of the notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form), the stocks underlying the Underlying Index are actively traded and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

You should refer to the preliminary prospectus supplement for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

                     ERISA AND IRA PURCHASE CONSIDERATIONS

     Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the notes.

     Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account's decision to purchase or hold the notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase notes cover only owners and not employees.

                           ADDITIONAL CONSIDERATIONS

     If no closing value of the Nasdaq-100 Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary prospectus supplement related to this offering. In addition, if the Nasdaq-100 Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Nasdaq-100 Index prior to any such discontinuance. You should refer to the sections "Description of the Notes -- Index Return Amount" and "-- Discontinuance of the Nasdaq-100 Index" in the preliminary prospectus supplement for more information.

     Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

     Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the notes, either directly or indirectly.

"Nasdaq-100 Index(R)," "Nasdaq-100(R)" and "Nasdaq(R)" are trademarks of The Nasdaq Stock Market, Inc. and have been licensed for use by Citigroup Funding Inc.'s affiliate, Citigroup Global Markets Inc. The notes have not been passed on by The Nasdaq Stock Market, Inc. as to their legality or suitability. The notes are not issued, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market Inc. makes no warranties and bears no liability with respect to the notes.

(C) 2006 Citigroup Global Markets Inc. Member SIPC.
CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.